



Kelsey Witherow

Cookie Dough Enthusiast & Marketing Guru

San Francisco Bay Area

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DOUGHP Cookie Dough

Arizona State University, W.
P. Carey School of Business

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500+ connections

I'm a wildly passionate entrepreneur with an engaging spirit and an unparalleled work ethic. I
graduated from Arizona State University with a degree in Marketing & International Business. And after
10 years with Intel, I left my high-tech corporate life to start my own cookie dough business. It's been...

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Experience



Founder
DOUGHP Cookie Dough
Apr 2017 – Present · 1 yr 5 mos
San Francisco Bay Area

I created a dessert business to bring safe-to-eat cookie dough to the San Francisco Bay Area
and beyond! Doughp (think..that's 'dope') is open for business at our shop on San Francisco's
famous PIER 39 & inside our SF Giants' AT&T Park. We also sell our dough wholesale, ship
cookie dough to consumers nationwide, and do crazy fun catering gigs for corporate and
private events.



Intel Corporation
4 yrs

Program Manager for #HackHarassment
May 2016 – Jul 2017 · 1 yr 3 mos
San Francisco Bay Area

I manage the Hack Harassment (www.hackharassment.com) initiative as a project manager and
evangelist. This is a cross-industry initiative started by Intel, Vox Media, Re/code, and Lady
Gaga's Born This Way Foundation to reduce online harassment and promote a safer, more
inclusive online experience.... See more

Product Line Manager
Sep 2014 – Apr 2016 · 1 yr 8 mos
Portland, Oregon Area

Worked on Intel IoT Gateway Technology in the Internet of Things Group. Aided in driving
customer-oriented product requirements and engineering coordination to deliver in accordance
to business timelines. Enabled the Intel sales channel to grow the pipeline of interested
customers and create guidance for what, why and where to sell Intel IoT Gateway T... See more

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Intel Corporation

Technical Marketing Intern
Intel Corporation
Jun 2007 – Jun 2013 · 6 yrs 1 mo
Folsom, CA / Chandler, AZ

Business Client Software Team:
Working on the Small Business Advantage Team. Customer and partner communications.
Creation of marketing collateral and training material. Conducting OEM Software Analysis.
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Education


Arizona State University, W. P. Carey School of Business

Arizona State University, W. P. Carey School of Business
Marketing, International Business
2009 – 2013
Activities and Societies: Welcome Leader Program, W.P. Carey School of Business
Academy

Summa Cum Laude
GPA: 3.85


Oak Ridge High School

Oak Ridge High School
High School Diploma
2005 – 2009

Cumulative GPA of 3.9 (top 9th percentile of 530 student class)

Skills & Endorsements

Product Marketing · 23

 Endorsed by **Sarah Bienvenue, who is highly skilled at this**

 Endorsed by **16 of Kelsey's colleagues at Intel Corporation**

Marketing · 23

 Endorsed by **Sarah Bienvenue, who is highly skilled at this**

 Endorsed by **12 of Kelsey's colleagues at Intel Corporation**

Product Management · 18

 Endorsed by **Jason Kennedy and 1 other who is highly skilled at this**

 Endorsed by **13 of Kelsey's colleagues at Intel Corporation**

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Recommendations

Received (10)   Given (8)


George Kennedy

George Kennedy
Solutions Architect at Intel
Corporation
April 18, 2017, Kelsey worked
with George in the same group

I've had the pleasure of working with Kelsey for the last 6 months
on the Hack Harassment program. She is an A player that I've
been able to count on time and time again to deliver on her
commitments. She was able to digest very complex machine
learning and other technical topics and communicate them to
stakeholders and collaborators. It's been fantastic to see how she
creatively uncovers new opportunities for our program and
engages with customers. I'd welcome the opportunity to work
with Kelsey again and would recommend her for any role seeking
an energetic, creative, quick on her feet, and customer oriented
individual to help your team get results.





Tony Oliver (CCMP, CSM, CSSGB, MBA, PMP, SSLP)

Tony Oliver (CCMP, CSM, CSSGB, MBA, PMP, SSLP)
✔I live at the intersection of Intelligence & Ingenuity ✔Change & Project Management Star ✔Rousing Creative Writer
May 4, 2016, Tony worked with Kelsey in different groups

Being a mentor is a terrific opportunity to grow one's career truly fulfilling ways, as one's mentees' successes are a source of pride and joy. In rare occasions, a mentee's promise shines in ways so clear it's evident there's something special about them. That is the case with Kelsey Witherow.

Wise beyond her years, Kelsey is blessed with both terrific business skills and an eager to learn personality; the combination is powerful beyond the sum of its parts. She has shown a knack for weaving a knowledge of the Intel business with a can-do attitude, tackling challenges big and small.

She began her Intel career working on small businesses apps to better showcase the value of Intel silicon toward the entire compute experience; she excelled at this role right after college. She eagerly tackled the challenge, drawing from her intern experiences to craft the program to address different sales scenarios for promotions going through various channels---OEMs, retailers, eTailers, and Distis. That's "experiences" in plural, as she began interning while in high school and never stopped during college.

Recently, Kelsey spent a week in the Philippines with the Intel Education Corps. True to her desire to share and exponentially grow the exposure and impact of the program, she chronicled her experiences via social media for friends and colleagues to see. Kelsey's selection to the project was largely driven by being personable and setting people at ease, critical when sharing and communicating information, a trait that would serve her well as the role calls for building and leveraging stakeholders for both internal and external presentations.

Perhaps the best praise I can reap on Kelsey is...should I start my own company, she would be the first person I would hire. She can be found at that rare intersection of driven, smart, hard-working, and collaborative: that spot is marked as " exceptional."

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